SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 8, 2013

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

2Q13 Earnings Release

Banco Macro Announces Results for the Second Quarter of 2013

Buenos Aires, Argentina, August 8, 2013 – Banco Macro S.A. (NYSE: BMA; BCBA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the second quarter ended June 30, 2013 (“2Q13”). All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

Summary

• The Bank’s net income totaled Ps.460.4 million in 2Q13. This result was 1% higher than the Ps.457.9 million reported in the first quarter of 2013 (“1Q13”) and 39% higher than the Ps.332.1 million posted in the second quarter of 2012 (“2Q12”). In 2Q13, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 27.3% and 3.6%, respectively.

• In 2Q13, Banco Macro’s financing to the private sector grew 3% or Ps.1.1 billion quarter over quarter (“QoQ”) totaling Ps.34.5 billion. Commercial loans showed the best performance. Among commercial loans, mortgages and pledge loans (mainly productive investments loans with mortgage and pledge guarantees respectively, according to Communication “A” 5319 and “A” 5380 of BCRA) grew 18% and 16% QoQ, respectively. Among consumer loans, credit cards loans and personal loans rose 9% and 7% QoQ, respectively.

• In 2Q13, Banco Macro’s total deposits grew 1% QoQ, totaling Ps.39.5 billion and representing 85% of the Bank’s total liabilities. Private sector deposits grew 4% QoQ.

• Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.3.0 billion (21.7% capitalization ratio). In addition, the Bank’s liquid assets remained at an adequate level, reaching 29.5% of its total deposits in 2Q13.

• In 2Q13, the Bank’s non-performing to total financing ratio was 1.88% and the coverage ratio reached 143.9%.

2Q13 Earnings Release Conference Call	IR Contacts in Buenos Aires:

Friday, August 9, 2013	Jorge Scarinci
Time: 11:00 a.m. Eastern Time | 12:00 p.m. Buenos Aires Time	Finance & IR Manager

To participate, please dial:

Argentine Participants: (0800) 444 2930

U.S. Participants: +1 (877) 317 6776

Participants from outside the U.S.:

+1 (412) 317 6776

Conference ID: Banco Macro

Webcast: click here

Webcast Replay: click here Available from 8/9/2013 through 8/23/2013	Ines Lanusse Investor Relations Phone: (54 11) 5222 6682 E-mail: investorelations@macro.com.ar Visit our website at: www.ri-macro.com.ar

With the presence of: Jorge Pablo Brito (Member of the Executive Committee), Guillermo Goldberg (Commercial Deputy General Manager) and Jorge Scarinci (Finance and IR Manager).

2Q13 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

2

2Q13 Earnings Release

Results

Earnings per outstanding share were Ps.0.79 in 2Q13, 1% higher than 1Q13´s level and 39% higher than in 2Q12.

EARNINGS PER SHARE	MACRO consolidated
	II 12	III 12	IV 12	I 13	II13

Net income (M $)	332.1	412.0	425.7	457.9	460.4
Average shares outstanding (M)	584.5	584.5	584.5	584.5	584.5
Average shares in portfolio (M)	10.0	10.0	10.0	10.0	10.0
Average shares issued (M)	594.5	594.5	594.5	594.5	594.5
Book value per share ($)	9.0	9.7	10.4	11.2	11.9
Earnings per outstanding share ($)	0.57	0.70	0.73	0.78	0.79

Book value per ADS (USD)	19.89	20.69	21.15	21.87	22.10
Earning per ADS (USD)	1.26	1.50	1.48	1.53	1.47

Banco Macro’s 2Q13 net income of Ps.460.4 million was 1% or Ps.2.5 million higher than the previous quarter and rose 39% or Ps.128.3 million year over year (“YoY”). In 2Q13, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 27.3% and 3.6%, respectively. In 2Q13, Banco Macro accounted additional administrative expenses provisions. Had these provisions been excluded, 2Q13 the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) would have been, 28.4% and 3.8%, respectively.

In 2Q13, Banco Macro’s operating result was Ps.720.9 million, 30% higher than the operating result posted in 2Q12. Had income from government and private securities and guaranteed loans (including CER) been excluded, such growth would have been 51% or Ps.229 million higher.

It is important to emphasize that this result was obtained with the leverage of 7.6x assets to equity ratio.

INCOME STATEMENT	MACRO consolidated
In MILLION $	II 12	III 12	IV 12	I 13	II 13

Net financial income	1,001.7	1,059.7	1,122.9	1,166.5	1,197.1
Provision for loan losses	-169.9	-103.0	-197.3	-128.5	-113.9
Net fee income	484.5	496.3	505.7	560.0	640.2
	1,316.3	1,453.0	1,431.3	1,598.0	1,723.4
Administrative expenses	-761.2	-767.6	-895.8	-878.5	-1,002.5
Operating result	555.1	685.4	535.5	719.5	720.9
Minority interest in subsidiaries	-3.4	-3.8	-4.2	-3.9	-4.1
Net other income	32.2	-16.8	21.8	31.7	37.0
Net income before income tax	583.9	664.8	553.1	747.3	753.8
Income tax	-251.8	-252.9	-127.3	-289.4	-293.4
NET INCOME	332.1	411.9	425.8	457.9	460.4

3

2Q13 Earnings Release

The Bank’s 2Q13 financial income totaled Ps.2.1 billion, increasing by 4% (Ps.82.5 million) compared to the previous quarter and 29% (Ps.473 million) compared to 2Q12.

Interest on loans represented 89% of total financial income in 2Q13, higher than the 86% posted in the previous quarter and higher than the 82% posted in 2Q12. Interest on loans was 7% or Ps.128 million higher than 1Q13’s level mainly due to a higher average volume of the loan portfolio and, in a less extent, to an increase in the average interest lending rates. On an annual basis, interest on loans grew 39% or Ps.531.7 million.

In 2Q13, net income from government and private securities decreased 68% or Ps.69.1 million QoQ mainly due to lower income from other government securities (excluding LEBACs/NOBACs) as a result of lower market prices. On an annual basis, net income from government and private securities decreased 69% or Ps.71 million.

Also in this quarter, a decrease in income from Guaranteed Loans (Ps.8.8 million) and in CER Adjustment (Ps.11.6 million) was observed, mainly due to valuation adjustments limits determined by the present value of figures published by the BCRA (Communication "A" 5180 and supplementary). On an annual basis, the increase was Ps.3.3 million and Ps.4.5 million, respectively.

Income from differences in quoted prices of gold and foreign currency grew 33% or Ps.33.8 million QoQ due to the acceleration in the depreciation of the Argentine Peso against the U.S. dollar. On an annual basis, the increase was 30% or Ps.31.3 million.

Other financial income increased by 21% or Ps.10.4 million compared to 1Q13 due to higher income from on shore forward foreign currency transactions. On an annual basis, the decrease was 32% or Ps.27.4 million.

FINANCIAL INCOME	MACRO consolidated
In MILLION $	II12	III12	IV12	I13	II13

Interest on cash and due from banks	0.1	0.0	0.1	0.1	0.0
Interest on loans to the financial sector	10.9	12.4	11.3	10.3	11.6
Interest on overdrafts	154.1	205.5	209.1	228.0	244.6
Interest on documents	92.7	99.1	120.3	126.6	149.8
Interest on mortgages loans	44.3	47.8	59.3	67.6	79.9
Interest on pledges loans	29.4	29.3	36.1	42.5	46.0
Interest on credit cards loans	183.4	184.3	207.1	222.8	223.2
Interest on financial leases	14.5	14.1	14.9	15.8	16.5
Interest on other loans	832.3	905.4	998.5	1,051.7	1,121.7
Net Income from government & private securities (1)	102.8	67.6	75.5	100.9	31.8
Interest on other receivables from financial interm.	0.2	0.2	0.4	0.9	0.8
Income from Guaranteed Loans - Decree 1387/01	0.0	10.6	6.3	12.1	3.3
CER adjustment	0.3	13.9	8.5	16.4	4.8
CVS adjustment	0.1	0.2	0.2	0.2	0.2
Difference in quoted prices of gold and foreign currency	104.6	103.3	113.7	102.1	135.9
Other	86.8	70.6	60.1	49.0	59.4

Total financial income	1,656.5	1,764.3	1,921.4	2,047.0	2,129.5

(1) Net Income from government & private securities
LEBAC / NOBAC	49.4	26.4	13.2	33.5	16.6
Other	53.4	41.2	62.3	67.4	15.2
TOTAL	102.8	67.6	75.5	100.9	31.8

The Bank’s 2Q13 financial expense totaled Ps.932.4 million, increasing by 6% (Ps.51.9 million) compared to the previous quarter and increasing by 42% (Ps.277.6 million) compared to 2Q12.

In 2Q13, interest on deposits including checking and saving accounts represented 77% of the Bank’s total financial expense. Interest on deposits including checking and saving accounts increased 6% or Ps.40.4 million QoQ due to the increase on the average volume of deposits and an increase of the average deposit rate. On a yearly basis, interest on deposits including checking and saving accounts grew 42% or Ps.211.9 million.

4

2Q13 Earnings Release

Other financial expense grew 7% or Ps.10.2 million QoQ and 61% or Ps.61.4 million YoY due to higher gross income taxes.

FINANCIAL EXPENSE	MACRO consolidated
In MILLION $	II12	III12	IV12	I13	II13

Interest on checking accounts	0.1	0.1	0.1	0.1	0.1
Interest on saving accounts	7.8	8.7	9.8	10.0	10.6
Interest on time deposits	497.9	536.0	614.5	667.2	707.0
Interest on financing from financial institutions	1.2	1.1	1.0	1.0	1.0
Interest on subordinated bonds	16.1	16.9	17.9	18.5	19.0
Other Interest	0.6	0.8	0.8	0.8	0.9
Interest on other liabilities from fin intermediation	16.2	14.1	15.0	14.8	14.8
CER adjustment	1.1	1.1	1.1	1.2	0.9
Contribution to Deposit Guarantee Fund	13.9	14.4	14.9	15.8	16.8
Other	99.9	111.4	123.4	151.1	161.3
Total financial expense	654.8	704.6	798.5	880.5	932.4

As of 2Q13, the Bank’s net interest margin was 12.6%, slightly lower than the 12.9% posted in 1Q13 but higher than the 11.5% posted in 2Q12. Had income from government and private securities and guaranteed loans been excluded, the Bank’s net interest margin would have been 13.3% in 2Q13, higher than the 13.2% posted in 1Q13 and the 12% posted in 2Q12.

In 2Q13, Banco Macro’s net fee income totaled Ps.640.2 million, 14% or Ps.80.2 million higher than 1Q13, and 32% or Ps.155.7 million higher than 2Q12. This growth was mainly driven by credit-related fees, followed by fees on deposits, including checking and saving accounts. On a yearly basis, this increase was mainly driven by credit-related fees and debit and credit card fees.

NET FEE INCOME	MACRO consolidated
In MILLION $	II12	III12	IV12	I13	II13

Fee charges on deposit accounts	381.8	405.5	419.1	452.3	505.2
Debit and credit card fees	124.9	142.0	161.9	166.4	180.2
Other fees related to foreign trade	9.2	10.3	10.7	10.0	10.8
Credit-related fees	27.1	34.3	53.9	38.6	49.0
Lease of safe-deposit boxes	16.0	17.0	16.8	16.9	18.1
Other	78.8	64.6	68.3	80.3	85.7
Total fee income	637.8	673.7	730.7	764.5	849.0

Total fee expense	153.3	177.4	225.0	204.5	208.8

Net fee income	484.5	496.3	505.7	560.0	640.2

In 2Q13 Banco Macro’s administrative expenses reached Ps.1.0 billion, 14% or Ps.124 million higher than the previous quarter mainly due to higher personnel expenses and fees. Administrative expenses increased 32% or Ps.241.3 million YoY due to an increase in personnel expenses (higher salaries and number of employees) and higher other operating expenses. If additional provisions for administrative expenses accounted in 2Q13 had been excluded, administrative expenses would have grown 26% YoY.

5

2Q13 Earnings Release

Personnel expenses grew 15% or Ps.79.5 million QoQ, mainly due to the provision accounted for bonuses and the difference between the provision accounted in 1Q13 for future salary increases and what was effectively paid according to what was arranged with the Banking Unions as salary increase.

As of June 2013, the accumulated efficiency ratio reached 52.8%, compared to the 50.9% posted in 1Q13. This ratio deterioration in 2Q13 was because the increase in administrative expenses (14% QoQ) was higher than the increase in net financial income and net fee income which grew 3% and 14% QoQ, respectively. Had additional provisions accounted in 2Q13 been excluded, the accumulated efficiency ratio would have been 51.6%

ADMINISTRATIVE EXPENSES	MACRO consolidated
In MILLION $	II12	III12	IV12	I13	II13

Personnel expenses	450.3	453.4	526.5	529.6	609.1
Directors & statutory auditors´fees	16.8	18.9	27.0	15.8	31.0
Other professional fees	26.0	28.1	33.0	30.6	34.8
Advertising & publicity	23.7	22.3	28.2	21.3	19.9
Taxes	44.3	39.8	48.7	47.3	54.3
Depreciation of equipment	20.9	21.6	22.9	23.0	24.3
Amortization of organization costs	17.9	18.8	19.0	19.6	20.9
Other operating expenses	99.6	108.2	123.8	128.8	139.4
Other	61.7	56.5	66.7	62.5	68.8
Total Administrative Expenses	761.2	767.6	895.8	878.5	1,002.5

Total Employees	8,470	8,476	8,482	8,484	8,527
Branches	427	427	428	428	428
Efficiency ratio	51.2%	49.3%	55.0%	50.9%	54.6%

Accumulated efficiency ratio	50.9%	50.4%	51.6%	50.9%	52.8%

In 2Q13, the Bank’s net other income totalled Ps.37 million, increasing 17% or Ps.5.3 million QoQ. This increase was due to recovered income taxes for Ps.20.9 million in 2Q13, less income from recovered loans (Ps.9.4 million) plus higher charges for non-recoverable other receivables and other allowances for Ps.7.7 million.

NET OTHER INCOME	MACRO Consolidated
In MILLION $	II12	III12	IV12	I13	II13

Other Income
Penalty interest	9.1	11.9	9.6	8.9	11.8
Recovered loans and reversed allowances	14.3	29.4	21.2	35.2	25.8
Other	34.5	13.5	23.0	17.4	38.4
Total Other Income	57.9	54.8	53.8	61.5	76.0

Other Expense
Charges for other receivables uncollectibility and other allowances	10.2	9.0	14.0	9.9	17.6
Amortization of differences related to court orders	5.0	50.0	0.0	0.0	0.0
Goodwill amortization	3.5	3.5	3.5	3.5	3.5
Other Expense	7.0	9.1	15.5	16.4	17.9
Total Other Expense	25.7	71.6	32.0	29.8	39.0

Net Other Income	32.2	-16.8	21.8	31.7	37.0

In 2Q13, Banco Macro's effective income tax rate was 38.9%, compared to 38.7% in 1Q13.

6

2Q13 Earnings Release

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.34.5 billion, increasing 3% or Ps.1.1 billion QoQ and 26% or Ps.7.1 billion YoY.

Within commercial loans, growth was driven by mortgages and pledges loans which grew 18% and 16% QoQ, respectively. Within this loan portfolio, productive investments loans with mortgage and pledge guarantees respectively have been included (Communication “A” 5319 and “A” 5380 of BCRA).

As of 2Q13 the total financing for productive investments loans were Ps.2.1 billion.

The main growth in consumer loans was driven by credit card loans which grew 9% QoQ, and personal loans, which increased 7% QoQ.

PRIVATE SECTOR LOAN PORTFOLIO	MACRO consolidated					Variation
In MILLION $	II 12	III 12	IV 12	I 13	II 13	II13/I13	II13/I12

Overdrafts	4,068.5	4,552.3	4,280.6	5,296.2	4,487.6	-15%	10%
Discounted documents	2,834.8	2,951.7	3,651.4	3,586.3	3,635.9	1%	28%
Mortgages loans	1,085.2	1,129.0	1,508.5	1,603.2	1,896.9	18%	75%
Pledges loans	618.2	638.4	928.7	983.2	1,144.0	16%	85%
Personal loans	9,788.0	10,285.6	10,826.6	11,466.8	12,315.1	7%	26%
Credit Card loans	3,694.0	3,928.5	4,725.2	4,884.1	5,310.9	9%	44%
Others	4,325.8	4,741.4	4,808.5	4,272.3	4,635.8	9%	7%
Total credit to the private sector	26,414.5	28,226.9	30,729.5	32,092.1	33,426.2	4%	27%
Financial trusts	651.5	639.9	839.8	908.0	664.0	-27%	2%
Leasing	305.0	291.5	323.1	352.6	376.5	7%	23%
Total credit w/ f. trusts and leasing	27,371.0	29,158.3	31,892.4	33,352.7	34,466.7	3%	26%

Public Sector Assets

In 2Q13, the Bank’s public sector assets (excluding LEBACs / NOBACs) to total assets ratio was 5.1%, higher than the 3.9% posted in 1Q13 and higher than the 2.1% in 2Q12. Such increase was due to a higher volume of government securities (excluding LEBACs/NOBACs) at a variable rate and “dollar linked” bonds.

The Bank’s exposure to the public sector remained below the Argentine system’s average (10%).

7

2Q13 Earnings Release

PUBLIC SECTOR ASSETS	MACRO consolidated
In MILLION $	II12	III12	IV12	I13	II13

LEBAC / NOBAC B.C.R.A.	1,140.8	848.0	125.8	1,391.1	57.0
Other	647.6	931.1	1,284.2	1,357.9	2,117.7
Government securities	1,788.4	1,779.1	1,410.0	2,749.0	2,174.7
Guaranteed loans	262.8	282.8	272.6	295.5	298.7
Provincial loans	52.9	41.5	313.6	309.1	304.1
Government securities loans	0.8	6.0	0.0	0.0	10.8
Loans	316.5	330.3	586.2	604.6	613.6
Purchase of government bonds	18.3	18.0	18.4	18.9	19.2
Other receivables	18.3	18.0	18.4	18.9	19.2

TOTAL PUBLIC SECTOR ASSETS	2,123.2	2,127.4	2,014.6	3,372.5	2,807.5

TOTAL PUBLIC SECTOR LIABILITIES	59.5	44.1	42.2	43.6	25.4

Net exposure	2,063.7	2,083.3	1,972.4	3,328.9	2,782.1

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	982.4	1,279.4	1,888.8	1,981.4	2,750.5

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	2.1%	2.7%	3.9%	3.9%	5.1%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	2.0%	2.6%	3.8%	3.8%	5.1%

Funding

Deposits

Banco Macro’s deposit base totaled Ps.39.5 billion in 2Q13, growing 1% or Ps.471.2 million QoQ and 18% or Ps.5.9 billion YoY, and representing 85% of the Bank’s total liabilities.

On a quarterly basis, private sector deposits increased 4% or Ps.1.1 billion and public sector deposits decreased 7% or Ps.671.1 million QoQ respectively. Within private sector deposits, an increase in peso deposits of 4% was observed, while foreign currency deposits slightly increased for Ps.4.1 million.

The increase in private sector deposits was led by transactional deposits, which grew 10% or Ps1.3 billion QoQ. In addition, time deposits slightly decreased 1% QoQ.

DEPOSITS	MACRO consolidated					Variation
In MILLION $	II 12	III 12	IV 12	I 13	II 13	II13/I13	II13/I12

Public sector	8,242.7	8,227.1	8,318.4	9,220.8	8,549.7	-7%	4%

Financial sector	20.0	21.9	24.2	20.2	24.1	19%	21%

Private sector	25,336.9	26,446.0	27,846.1	29,818.2	30,956.6	4%	22%
Checking accounts	5,717.7	6,072.2	6,716.9	6,509.7	7,145.8	10%	25%
Savings accounts	6,310.0	6,161.1	6,467.2	6,728.4	7,384.0	10%	17%
Time deposits	12,481.4	13,309.1	13,596.2	15,440.1	15,318.9	-1%	23%
Other	827.8	903.6	1,065.8	1,140.0	1,107.9	-3%	34%
TOTAL	33,599.6	34,695.0	36,188.7	39,059.2	39,530.4	1%	18%

8

2Q13 Earnings Release

Other sources of funds

In 2Q13, other sources of funds increased 5% or Ps.400.3 million compared to 1Q13, as a result of the increase in the Bank´s equity (totaling Ps.445.1 million), driven by 2Q13 results, which was partially compensated by a decrease in Banks and International Institutions for Ps.113 million.

OTHER FUNDING	MACRO consolidated
In MILLION $	II12	III12	IV12	I13	II13

Central Bank of Argentina	21.6	21.8	21.7	21.3	21.2
Banks and international institutions	164.6	287.0	276.8	209.6	96.6
Financing received from Argentine financial institutions	87.4	91.2	85.1	93.0	100.3
Subordinated corporate bonds	681.0	723.6	740.2	789.8	810.4
Non-subordinated corporate bonds	498.4	506.4	541.7	552.7	593.1
Shareholders´ equity	5,361.4	5,773.3	6,199.1	6,657.0	7,102.1
Total Funding	6,814.4	7,403.3	7,864.7	8,323.4	8,723.7

As of June 2013 Banco Macro’s average cost of funds reached 8.5%, one of the lowest in the Argentine banking sector. Banco Macro’s transactional deposits represented approximately 47% of its deposit base. These accounts are low cost and are not sensitive to interest rate increases.

Liquid Assets

In 2Q13, the Bank’s liquid assets amounted to Ps.11.7 billion, showing a decrease of 9% QoQ and a decrease of 4% on a yearly basis.

In 2Q13, Banco Macro experienced a decrease in Cash and Reverse repos.

In June 2013 Banco Macro’s liquid assets to total deposits ratio reached 29.5%.

LIQUID ASSETS	MACRO consolidated
In MILLION $	II12	III12	IV12	I13	II13

Cash	7,221.0	7,393.7	10,047.0	9,270.3	8,323.1
Guarantees for compensating chambers	447.3	486.3	517.4	553.7	616.7
Call	331.8	373.0	166.5	305.0	247.9
Reverse repos from other securities	122.0	246.6	146.3	337.2	164.6
Reverse repos from LEBAC / NOBAC	2,963.5	2,861.4	487.0	937.1	2,265.1
LEBAC / NOBAC own portfolio	1,111.5	848.0	125.9	1,358.9	57.0
TOTAL	12,197.1	12,209.0	11,490.1	12,762.2	11,674.4

Liquid assets to total deposits	36.3%	35.2%	31.7%	32.7%	29.5%

Solvency

Banco Macro continued showing high solvency levels in 2Q13 with an integrated capital (RPC) of Ps.7.4 billion over a total capital requirement of Ps.4.4 billion. Banco Macro´s excess capital in 2Q13 was 69% or Ps.3.0 billion.

9

2Q13 Earnings Release

According to Communication “A” 5369 of BCRA, substantial changes regarding minimum capital requirements for all financial entities were incorporated. These adjustments include variations in capital requirements categories and in Integration Capital (RPC). Within these changes, outstands the fact that interest rate risk requirement has been excluded from the total capital requirement since the present year.

Despite this modification, January´s 2013 calculation for the total capital requirement remains as reference for the total capital requirement for the 2013 coming months. The modification requires the comparison between January´s 2013 total capital requirement for Ps.4.4 billion (when interest rate risk requirement was still contemplated) against the month under analysis total capital requirement for Ps.3.8 billion (June 2013 in this case). From this comparison, the highest must be considered.

The interest rate risk requirement as of 2Q13 would have been Ps.941.8 million or 13% higher than 1Q13.

As of December 31st 2013, the total capital requirement will be based on the new regulations (Communication “A” 5369).

The capitalization ratio (as a percentage of risk-weighted assets) was 21.7% in 2Q13, above the minimum required by the Central Bank.

The Bank´s aim is to make the best use of this excess capital.

MIN.CAP.REQUIREMENT	MACRO consolidated
In MILLION $	II12	III12	IV12	I13	II13

Credit risk requirement	2,367.0	2,566.6	2,678.1	2,752.5	2,752.5
Market risk requirement	41.0	37.3	36.1	52.0	52.0
Operational risk requirement	317.0	490.3	693.5	709.9	709.9
Interest rate risk requirement	637.0	714.8	806.6	838.2	838.2
Total capital requirement	3,362.0	3,809.0	4,214.4	4,352.6	4,352.6

Integrated capital (RPC)	5,465.0	5,849.8	6,281.2	6,859.0	7,366.7

Excess capital	2,103.0	2,040.8	2,066.8	2,506.4	3,014.1

Capitalization ratio	18.7%	18.5%	19.0%	20.2%	21.7%

Asset Quality

In 2Q13, Banco Macro’s non-performing to total financing ratio reached a level of 1.88% compared to 1.72% posted in 1Q13. This increase was mainly driven by the change of category of a customer of the commercial portfolio. Had this customer from the commercial portfolio been excluded, Banco Macro´s non-performing to total financing ratio would have been 1.75% similar to the previous quarter.

The coverage ratio reached 143.9% in 2Q13.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

10

2Q13 Earnings Release

ASSET QUALITY	MACRO consolidated
In MILLION $	II 12	III 12	IV 12	I 13	II 13

Commercial portfolio	12,441.3	13,499.6	13,962.1	14,641.4	14,675.2
Non-performing	92.0	100.8	182.9	177.6	222.8
Consumer portfolio	16,272.4	17,139.7	19,027.2	19,845.9	21,232.9
Non-performing	360.7	390.5	402.9	414.6	452.8
Total portfolio	28,713.7	30,639.3	32,989.3	34,487.3	35,908.1
Non-performing	452.7	491.3	585.8	592.2	675.6
Total non-performing/ Total portfolio	1.58%	1.60%	1.78%	1.72%	1.88%
Total allowances	767.6	792.7	905.2	924.7	972.5
Coverage ratio w/allowances	169.54%	161.35%	154.52%	156.15%	143.94%

11

2Q13 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO consolidated
In MILLION $	II12	III12	IV12	I13	II13

CER adjustable ASSETS
Guaranteed loans	318.6	325.3	305.6	312.6	317.8
Private sector loans	8.8	8.0	7.2	6.7	6.1
Other loans	0.7	0.5	0.4	0.3	0.5
Loans	328.1	333.8	313.2	319.6	324.4
Other receivables	2.4	2.3	2.6	2.5	2.2
Total CER adjustable assets	330.5	336.1	315.8	322.1	326.6

CER adjustable LIABILITIES
Deposits	0.2	0.0	0.2	0.2	0.2
Other liabilities from financial intermediation	44.2	43.9	43.7	43.4	42.9
Total CER adjustable liabilities	44.4	43.9	43.9	43.6	43.1

NET ASSET CER EXPOSURE	286.1	292.2	271.9	278.5	283.5

FOREIGN CURRENCY POSITION	MACRO Consolidated
In MILLION $	II12	III12	IV12	I13	II13

Cash	3,432.8	3,524.0	3,618.4	4,224.2	4,339.8
Government and private securities	406.4	469.0	617.8	766.2	619.0
Loans	2,663.2	2,608.8	2,518.0	2,155.3	2,159.2
Other receivables from financial intermediation	895.2	551.2	483.8	417.7	581.0
Receivables from financial leases	38.1	35.2	31.5	29.2	20.2
Investments in other companies	0.6	0.7	0.7	0.7	0.8
Other receivables	115.4	163.2	123.7	186.8	169.3
Items pending allocation	0.8	0.5	1.1	1.0	1.3
TOTAL ASSETS	7,552.5	7,352.6	7,395.0	7,781.1	7,890.6
Deposits	3,651.5	3,441.6	3,324.7	3,353.9	3,369.0
Other liabilities from financial intermediation	1,211.3	1,265.0	1,210.6	1,214.8	1,253.8
Other liabilities	4.5	6.3	8.4	7.1	8.2
Subordinated corporate bonds	681.0	723.4	740.2	789.8	810.4
Items pending allocation	0.0	0.0	0.0	0.2	2.8
TOTAL LIABILITIES	5,548.3	5,436.3	5,283.9	5,365.8	5,444.2

NET FX POSITION	2,004.2	1,916.3	2,111.1	2,415.3	2,446.4

12

2Q13 Earnings Release

Relevant and Recent Events

✓	As of June 2013, Banco Macro satisfactorily extended loans regarding the productive investment program assigned for small & mid-sized companies (MiPyMES) required by BCRA Communication “A” 5380 for the first half of 2013.

✓	In June 2012, the Bank paid semi-annual interest on Class 1 Notes for USD7.3 million.

✓	In August 2012, the Bank paid semi-annual interest on Senior Note Class 2 for USD4.5 million.

✓	On June 10th 2013, the Special Shareholders Meeting was celebrated in which the Shareholders’ resolved to approve the Preliminary Merger Agreement and the general consolidated special balance sheet of merger in the form prepared, confirming the approval of the merger of Banco Privado de Inversiones S.A. into Banco Macro S.A.; incorporating the first one into the second one, with retroactive effect as of January 1st 2013, all subject to the approvals of all applicable entities.

13

2Q13 Earnings Release

QUARTERLY BALANCE SHEET	MACRO consolidated
In MILLION $	II12	III12	IV12	I13	II13

ASSETS	46,370.6	48,089.8	48,379.0	51,454.2	53,686.6
Cash	7,221.0	7,393.7	10,047.0	9,270.3	8,323.1
Government and Private Securities	5,143.4	5,204.0	2,343.1	4,451.2	5,040.0
-LEBAC/NOBAC	4,075.0	3,709.4	612.9	2,296.0	2,322.1
-Other	1,068.4	1,494.6	1,730.2	2,155.2	2,717.9
Loans	26,842.2	28,696.7	31,202.6	32,722.5	33,965.6
to the non-financial government sector	316.7	330.3	586.6	604.6	602.8
to the financial sector	519.7	528.1	299.3	464.4	441.0
to the non-financial private sector and foreign residents	26,757.8	28,618.5	31,203.9	32,562.1	33,869.6
-Overdrafts	4,068.5	4,552.3	4,280.6	5,296.2	4,487.6
-Documents	2,834.8	2,951.7	3,651.4	3,586.3	3,635.9
-Mortgage loans	1,085.2	1,129.0	1,508.5	1,603.2	1,896.9
-Pledge loans	618.2	638.4	928.7	983.2	1,144.0
-Personal loans	9,788.0	10,285.6	10,826.6	11,466.8	12,315.1
-Credit cards	3,694.0	3,928.5	4,725.2	4,884.1	5,310.9
-Other	4,325.8	4,741.4	4,808.5	4,272.3	4,635.8
-Accrued interest, adjustments, price differences receivables and unearned discount	343.3	391.7	474.4	470.0	443.4
Allowances	-752.0	-780.1	-887.2	-908.6	-947.8
Other receivables from financial intermediation	5,103.3	4,561.8	2,380.2	2,970.9	4,193.6
Receivables from financial leases	304.5	290.7	321.5	351.4	375.4
Investments in other companies	10.2	10.3	11.6	11.7	11.7
Other receivables	530.2	747.4	855.2	427.2	470.8
Other assets	1,215.8	1,185.2	1,217.8	1,249.0	1,306.4

LIABILITIES	41,009.2	42,316.5	42,179.9	44,797.2	46,584.5
Deposits	33,599.6	34,695.0	36,188.7	39,059.2	39,530.4
From the non-financial government sector	8,242.7	8,227.1	8,318.4	9,220.8	8,549.7
From the financial sector	20.0	21.9	24.2	20.2	24.1
From the non-financial private sector and foreign residents	25,336.9	26,446.0	27,846.1	29,818.2	30,956.6
-Checking accounts	5,717.7	6,072.2	6,716.9	6,509.7	7,145.8
-Savings accounts	6,310.0	6,161.1	6,467.2	6,728.4	7,384.0
-Time deposits	12,481.4	13,309.1	13,596.2	15,440.1	15,318.9
-Other	827.8	903.6	1,065.8	1,140.0	1,107.9
Other liabilities from financial intermediation	5,755.4	5,657.3	3,785.0	3,808.8	5,188.9
Subordinated corporate bonds	681.0	723.6	740.2	789.8	810.4
Other liabilities	973.2	1,240.6	1,466.0	1,139.4	1,054.8

SHAREHOLDERS' EQUITY	5,361.4	5,773.3	6,199.1	6,657.0	7,102.1

LIABILITIES + SHAREHOLDERS' EQUITY	46,370.6	48,089.8	48,379.0	51,454.2	53,686.6

14

2Q13 Earnings Release

QUARTERLY INCOME STATEMENT	MACRO consolidated
In MILLION $	II12	III12	IV12	I13	II13

Financial income	1,656.5	1,764.3	1,921.4	2,047.0	2,129.5
Interest on cash and due from banks	0.1	0.0	0.1	0.1	0.0
Interest on loans to the financial sector	10.9	12.4	11.3	10.3	11.6
Interest on overdrafts	154.1	205.5	209.1	228.0	244.6
Interest on documents	92.7	99.1	120.3	126.6	149.8
Interest on mortgage loans	44.3	47.8	59.3	67.6	79.9
Interest on pledge loans	29.4	29.3	36.1	42.5	46.0
Interest on credit card loans	183.4	184.3	207.1	222.8	223.2
Interest on financial leases	14.5	14.1	14.9	15.8	16.5
Interest on other loans	832.3	905.4	998.5	1,051.7	1,121.7
Income from government & private securities, net	102.8	67.6	75.5	100.9	31.8
Interest on other receivables from fin. intermediation	0.2	0.2	0.4	0.9	0.8
Income from Guaranteed Loans - Decree 1387/01	0.0	10.6	6.3	12.1	3.3
CER adjustment	0.3	13.9	8.5	16.4	4.8
CVS adjustment	0.0	0.2	0.2	0.2	0.2
Difference in quoted prices of gold and foreign currency	104.6	103.3	113.7	102.1	135.9
Other	86.9	70.6	60.1	49.0	59.4
Financial expense	-654.8	-704.6	-798.5	-880.5	-932.4
Interest on checking accounts	-0.1	-0.1	-0.1	-0.1	-0.1
Interest on saving accounts	-7.8	-8.7	-9.8	-10.0	-10.6
Interest on time deposits	-497.9	-536.0	-614.5	-667.2	-707.0
Interest on interfinancing received loans	-1.2	-1.1	-1.0	-1.0	-1.0
Interest on subordinated bonds	-16.1	-16.9	-17.9	-18.5	-19.0
Other Interest	-0.6	-0.8	-0.8	-0.8	-0.9
Interest on other liabilities from fin. intermediation	-16.2	-14.1	-15.0	-14.8	-14.8
CER adjustment	-1.1	-1.1	-1.1	-1.2	-0.9
Contribution to Deposit Guarantee Fund	-13.9	-14.4	-14.9	-15.8	-16.8
Other	-99.9	-111.4	-123.4	-151.1	-161.3
Net financial income	1,001.7	1,059.7	1,122.9	1,166.5	1,197.1
Provision for loan losses	-169.9	-103.0	-197.3	-128.5	-113.9

Fee income	637.8	673.7	730.7	764.5	849.0
Fee expense	-153.3	-177.4	-225.0	-204.5	-208.8
Net fee income	484.5	496.3	505.7	560.0	640.2

Administrative expenses	-761.2	-767.6	-895.8	-878.5	-1,002.5
Minority interest in subsidiaries	-3.4	-3.8	-4.2	-3.9	-4.1
Net other income	32.2	-16.8	21.8	31.7	37.0
Earnings before income tax	583.9	664.8	553.1	747.3	753.8
Income tax	-251.8	-252.9	-127.3	-289.4	-293.4

Net income	332.1	411.9	425.8	457.9	460.4

15

2Q13 Earnings Release

QUARTER ANNUALIZED RATIOS	MACRO consolidated
	II 12	III 12	IV 12	I 13	II 13

Profitability & performance
Net interest margin	11.5%	12.1%	12.5%	12.9%	12.3%
Net interest margin adjusted (1)	12.2%	12.6%	13.0%	13.2%	13.4%
Net fee income ratio	32.6%	31.9%	31.1%	32.4%	34.8%
Efficiency ratio	51.2%	49.3%	55.0%	50.9%	54.6%
Net fee income as a percentage of adm expenses	63.6%	64.7%	56.5%	63.7%	63.9%
Return on average assets	2.9%	3.6%	3.5%	3.7%	3.5%
Return on average equity	25.2%	28.9%	27.8%	28.4%	26.4%
Liquidity
Loans as a percentage of total deposits	82.1%	85.0%	88.7%	86.1%	88.3%
Liquid assets as a percentage of total deposits	36.3%	35.2%	31.8%	32.7%	29.5%
Capital
Total equity as a percentage of total assets	11.6%	12.0%	12.8%	12.9%	13.2%
Regulatory capital as a percentage of risk weighted assets	18.7%	18.5%	19.0%	20.2%	21.7%
Asset Quality
Allowances over total loans	2.7%	2.6%	2.8%	2.7%	2.7%
Non-performing loans as a percentage of total loans	1.6%	1.6%	1.8%	1.7%	1.9%
Allowances as a percentage of non-performing loans	170.8%	162.8%	155.4%	157.2%	145.9%
Amparos as a percentage of average equity	0.9%	0.0%	0.0%	0.0%	0.0%

(1) Net interest margin excluding income from government securities and guaranteed loans

ACCUMULATED ANNUALIZED RATIOS	MACRO consolidated
	II 12	III 12	IV 12	I 13	II 13

Profitability & performance
Net interest margin	11.5%	11.7%	12.1%	12.9%	12.6%
Net interest margin adjusted (1)	12.0%	12.2%	12.6%	13.2%	13.3%
Net fee income ratio	33.6%	33.0%	32.5%	32.4%	33.7%
Efficiency ratio	50.9%	50.4%	51.6%	50.9%	52.8%
Net fee income as a percentage of adm expenses	65.9%	65.5%	62.9%	63.7%	63.8%
Return on average assets	3.0%	3.2%	3.3%	3.7%	3.6%
Return on average equity	25.7%	26.8%	27.1%	28.4%	27.3%
Liquidity
Loans as a percentage of total deposits	82.1%	85.0%	88.7%	86.1%	88.3%
Liquid assets as a percentage of total deposits	36.3%	35.2%	31.8%	32.7%	29.5%
Capital
Total equity as a percentage of total assets	11.6%	12.0%	12.8%	12.9%	13.2%
Regulatory capital as a percentage of risk weighted assets	18.7%	18.5%	19.0%	20.2%	21.7%
Asset Quality
Allowances over total loans	2.7%	2.6%	2.8%	2.7%	2.7%
Non-performing loans as a percentage of total loans	1.6%	1.6%	1.8%	1.7%	1.9%
Allowances as a percentage of non-performing loans	170.8%	162.8%	155.4%	157.2%	145.9%
Amparos as a percentage of average equity	0.9%	0.0%	0.0%	0.0%	0.0%

(1) Net interest margin excluding income from government securities and guaranteed loans

16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 8, 2013

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director